EAST COAST DIVERSIFIED CORP.
1475 West Cypress Road, Suite 202 - FT. LAUDERDALE, FL 33309
PHONE: (732) 803-8000

                                                    March 6, 2008

United States Securities and Exchange Commission
100 F Street, NE
Washington. DC, 20549

Attention: Ms. Susan Block

Mail Stop: 3561

Re: East Coast Diversified Corporation
Preliminary Schedule 14A
Filed February 26, 2008
Commission File No.: 0-50356

Dear Ms. Block:

This letter is in furtherance of your discussion on March5, 2008, with Richard Margulies, President and CEO of East Coast Diversified Corporation (“Registrant”), and our discussion earlier today regarding the staff’s question of the applicability of the Rule 13e-3 to the subject transaction.

We have reviewed Rule 13e-3 and particularly Rule 13e-3(a)(3)(i)(C) and Rule 13e-3(a)(3)(ii). In order for the Registrant’s proposed transaction to be deemed a “Rule 13e-3 transaction”, it must produce any of the effects described in paragraph (a)(3)(ii) of the Rule, as follows:

(A) Causing any class of equity securities of the issuer … to be held of record by less than 300 persons; or (B) Causing any class of equity securities of the issuer … authorized to be quoted in an inter-dealer quotation system … to be … not authorized to be quoted on an inter-dealer quotation system.

As we discussed, the Registrant has less than 300 shareholders of record and the transaction will not result in the Registrant being ineligible for continued quotation on an inter-dealer quotation system.

The Registrant will remain eligible for continued quotation on the OTCBB subsequent to the contemplated transaction.

Please feel free to call the undersigned at 212-688-5688 or by fax at 212-658-9867.

Sincerely yours,

/s/ Richard Rubin

Richard Rubin

For East Coast Diversified Corporation